[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 19, 2014

VIA EDGAR

John M. Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Kelso Capital Corporation
File No. 814-00712

Dear Mr. Ganley:

We received your oral comment on March 13, 2014 to the proxy statement for the special meeting of the stockholders of BlackRock Kelso Capital Corporation (the “Corporation”) filed on March 6, 2014 (the “Proxy Statement”) pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

The Corporation has considered your comment and has authorized us to make on its behalf the response and amendments to the Proxy Statement discussed below. For ease of reference, we have included your comment below followed by our response.

Comment

Comment: In the section captioned “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value,” please revise the last offering example to be an example of an offering of 25% of the outstanding shares at a 25% discount from net asset value.

Response: The requested disclosure has been added.

*        *        *         *

John M. Ganley, Esq.

March 19, 2014

“Tandy” Representation

With respect to the Proxy Statement, the Corporation hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Corporation. The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Corporation also represents to the Securities and Exchange Commission (the “Commission”) that the Commission is not foreclosed from taking any action with respect to the filing and the Corporation represents that it will not assert the staff’s review of the preliminary Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or Maurice Collada at (212) 735-2213.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman, Esq.